February 12, 2009

Mr. Rufus Decker

Accounting Branch Chief

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549-7010

Dear Mr. Decker:

This letter sets forth the responses of Tupperware Brands Corporation (the “Company”) to the Staff’s comments relating to the Company’s Form 10-K for the fiscal year ended December 29, 2007 and its Form 10-Q for the period ended September 27, 2008 contained in your letter dated February 5, 2009.

Comments on December 29, 2007 Form 10-K

Risk Factors

Legal and Regulatory Issues, page 10

Comment: We note your proposed revision in response to comment 2 in our letter dated December 22, 2008. In future filings, please further expand your risk factor discussion to clarify how these regulations, if adopted without permitting you an exemption, would inhibit your ability to attract and recruit sales force members.

Reply: In response to the Staff’s comments, the Company will revise future filings as follows to discuss the risks associated with these regulations, if they are adopted without permitting the Company to be exempt:

The U.S. Federal Trade Commission has proposed business opportunity regulations which may have a negative effect upon the Company’s method of operating in the United States, mainly by inhibiting the Company’s ability to attract and recruit sales force members, which is the Company’s primary means of distributing its product. In March 2008, the Federal Trade Commission issued a revised version of the proposed business opportunity regulations which are meant to exempt multi-level marketing businesses, such as Tupperware, from the application of these regulations. It is currently unknown when final regulations may be provided and whether, in their final form, they will impact the Company’s operations. In the event final regulations were issued without an exemption for a multi-level marketing business, Tupperware’s ability to attract and recruit sales force members could be impaired by two separate factors. First, if a seven-day cooling period was required before a new sales force member could begin to engage in sales, the delay could be a disincentive to the recruit from initial efforts to become an active seller and the recruit might discontinue all efforts to participate. Second, if the regulations required the collection and disclosure of personal information regarding past or present sales force members, Tupperware’s efforts to recruit sales force members could be impaired by its inability either to obtain the information to disclose or to obtain the consent of the individual sales force members to disclose such information.

Comments on September 27, 2008 Form 10-Q

Consolidated Financial Statements

Note 10 – Debt, page 12

Comment: We note your response to comment 7 from our letter dated December 22, 2008 in which you indicate that it is reasonably possible that you will face a constraint in light of your covenants for the fourth quarter of 2008. Please tell us and disclose how your covenants could constrain your borrowing capacity, results of operations, and cash flows and/or financial position. Please tell us and disclose whether you have failed to meet any of your debt covenants for the year ended December 27, 2008. Please also tell us and disclose if you have received waivers and/or modifications to your debt covenants to cure or prevent any potential violations. If so, please explain how long the waivers and/or modifications are for and what potential violations the waivers and/or modifications pertain to. If you have failed to meet any of your debt covenants, please consider the need to file a Form 8-K under Item 2.04(a) to disclose the following:

•	Date of the triggering event;

•	Brief description of the agreement or transaction;

•	Brief description of the triggering event;

•	Amount of the direct financial obligation and the terms of payment or acceleration; and

•	Any other material obligations that may arise, increase, be accelerated or become direct financial obligations as a result of the triggering event.

Reply: In response to the Staff’s comments, the Company notes that as of and for the four quarters ended December 27, 2008 it was in compliance with all of its financial covenants. The Company did not modify its debt agreement or receive any waivers to cure or prevent any potential violation.

In addition to the disclosures similar to that included on pages 64-66 of the Company’s 2007 Form 10-K, the Company will also revise the discussion of covenants in MD&A in substantially the form as follows:

The 2007 Credit Agreement contains covenants customary for similarly rated companies. The financial covenants are a fixed charge coverage ratio, a leverage ratio and an adjusted net worth requirement as defined in the agreement. The covenant restrictions include adjusted covenant earnings and net worth measures. The Company expects to maintain compliance with its debt covenants during 2009; however, economic conditions, adverse changes in foreign exchange rates, lower sales and profit or the occurrence of other events discussed under "Risk Factors" could cause noncompliance. The Company’s most restrictive financial debt covenant is currently the ratio of earnings to fixed charges, which is required to be in excess of 1.25 through the end of the third quarter of 2009 and then increases to 1.40. The Company’s fixed charge ratio for the 12 months ended December 27, 2008 was 1.76, yielding an adjusted covenant earnings cushion of about $50.0 million. Due to the high proportion of segment profit earned by the Company’s international operations, the Company’s adjusted covenant earnings as defined in the debt agreement is significantly impacted by large changes in foreign exchange rates. Using the Company’s current estimates for 2009, including all of the factors impacting the covenant calculation, the Company estimates about $[XX] million and $[XX] million adjusted covenant earnings cushion at the end of its third and fourth quarters of 2009, respectively. The fourth quarter estimate includes the impact of the escalation in the required fixed charge coverage ratio under the terms of the credit agreement. The payment of dividends or buy back of stock may be impacted in order to improve the Company's fixed charge ratio in future periods. While the covenants are restrictive and could impact the Company’s ability to borrow, pay dividends, acquire its own stock or make capital investments in its business, this is not currently expected to occur.

* * * *

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in its SEC filings; that SEC staff comments or changes to disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company is mindful of its accounting and disclosure obligations under the securities laws and intends for its SEC filings to be exemplary in this respect. We believe that our comments and expressions of intent with respect to future filings satisfactorily respond to all matters raised by the Staff.

If there are any questions or comments, or if additional information is desired in connection with this matter, please contact me at 407-826-8899.

Sincerely,

/s/ Michael S. Poteshman
Michael S. Poteshman
Executive Vice President and
Chief Financial Officer

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